SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                     (Amendment No. 11)

                  CCB FINANCIAL CORPORATION
                      (Name of Issuer)

                COMMON STOCK, $5.00 PAR VALUE
               (Title of Class of Securities)

                          12487510
                       (Cusip Number)


Check the following box if a fee is being paid with
this statement [    ] .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





              (Continued on following page(s))
                         Page 1 of 5




 CUSIP NO. 12487510             13G       PAGE 2 OF 5 PAGES


1.   NAME OF REPORTING PERSON

     Central Carolina Bank and Trust Company    56-1373093

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

     a.____
     b._X__

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A banking organization organized under the laws of North Carolina. (The Reporting Person formerly was a national bank and was converted to a state-chartered bank during 1990.)

5.   SOLE VOTING POWER

     2,221,446

6.   SHARED VOTING POWER

     59,616

7.   SOLE DISPOSITIVE POWER

     1,329,273

8.   SHARED DISPOSITIVE POWER

     381,907

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING
     PERSON

     2,281,062

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

     Yes

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.76%

12.  TYPE OF REPORTING PERSON *

     BK


                      AMENDMENT NO. 11
                             TO
                        SCHEDULE 13-G

Item 1(a).NAME OF ISSUER.

          CCB Financial Corporation

Item 1(b).ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          111 Corcoran Street
          Post Office Box 931
          Durham, North Carolina  27702

Item 2(a).NAME OF PERSON FILING.

          Central Carolina Bank and Trust Company (formerly,
          Central Carolina Bank and Trust Company, N.A.)

Item 2(b).ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
          RESIDENCE.

          111 Corcoran Street
          Post Office Box 931
          Durham, North Carolina  27702

Item 2(c).CITIZENSHIP.

          The reporting Person is a banking corporation organized under the laws of North Carolina. (The
          Reporting Person formerly was a national bank and was converted to a state-chartered bank during 1990.)

Item 2(d).TITLE OF CLASS OF SECURITIES.

          Common Stock, $5.00 par value per share

Item 2(e).CUSIP Number.

          12487510

Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-
          1(b), or 13d-2(b), CHECK WHETHER THE PERSON FILING
          IS A:

          (a)  ____    Broker or Dealer registered under
          Section 15 of the Act;

          (b)  __X_   Bank as defined in Section 3(a)(6) of
          the Act;

          (c)  ____    Insurance Company as defined in
          Section 3(a)(19) of the Act;



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          (d)  ____    Investment Company registered under
          Section 8 of the Investment Act;

          (e)  ____    Investment adviser registered under
          Section 203 of the Investment advisors Act of 1940;

           (f)  ____    Employee Benefit Plan, Pension Fund
          which is subject to the provisions of the Employee
          Retirement Income Security Act of 1974, or
          Endowment Fund;

           (g)  ____    Parent Holding Company, in
          accordance with Section 240.13d-1(b)(ii)(G);

           (h)  ____    Group, in accordance with Section
          240.13d-1(b)(1)(ii)(H)


Item 4.   OWNERSHIP.

          (a)  Amount Beneficially Owned:  2,281,062 shares

          In addition to the shares reflected above, the Reporting Person holds certain other shares in various fiduciary capacities as to which the Reporting Person disclaims beneficial ownership.

          (b)  Percent of Class:  5.76%

          (c)  Number of Shares as to which such person has:

            (i)  sole power to vote or to direct the vote:  2,221,446
            shares

            (ii) shared power to vote or to direct the vote: 59,616 shares

            (iii)     sole power to dispose of or to direct
            the disposition of:  1,329,273 shares

            (iv) shared power to dispose of or to direct the disposition of: 381,907 shares

The above numbers of shares held by the Reporting Persons are as of December 31, 1999.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.



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Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.

          The shares reflected above as beneficially owned are held by the Reporting Person through its Trust Department in various fiduciary capacities, whether as trustee, executor or custodian, for the benefit of various other persons. However, the Reporting Person does not hold more than 5% of the Issuer's Common Stock on behalf of any one trust, estate or other beneficial owner.

Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP.

          Not applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

Item 10.  CERTIFICATION.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities, and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               CENTRAL CAROLINA BANK AND TRUST COMPANY


               By: /s/ L. W. EDWARDS, JR.
               L. W. Edwards, Jr.
               Senior Vice President and Regional Manager

Date:  February 11, 2000


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